

May 15, 2015

Via Email
Mr. Daniel Terrell, Chief Financial Officer
Lumber Liquidators Holdings, Inc.
3000 John Deere Road
Toano, Virginia 23168

> **Re: Lumber Liquidators Holdings, Inc.
> Form 10-K for the year ended December 31, 2014
> Filed February 25, 2015
> Form 10-Q for the quarter ended March 31, 2015
> Filed April 29, 2015
> File No. 1-33767**

Dear Mr. Terrell:

We have reviewed your May 4, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2015 letter.

Form 10-K for the year ended December 31, 2014

Item 1. Business, page 2

Our Direct Sourcing Model, page 3

1.   Your response to prior comment one from our letter dated April 22, 2015 indicates that in future annual filings you intend to fully clarify and/or disclose the information noted in the first three bullets of our comment, including clarifying the nature of the inspection and assurance procedures performed by these teams, including how those resources are allocated among the domestic and international mills utilized by the Company. Please provide this information in your next Form 10-Q. Ensure this information addresses the nature of your quality assurance procedures to verify regulatory compliance.

Form 10-Q for the quarter ended March 31, 2015

Results of Operations, page 19

All Other Costs, page 21

2.   You indicate that you have recorded a reserve of $.5 million for estimated future costs to service certain customers not satisfied by the results of the air quality testing program. Please clarify whether this reserve also includes an estimate for the cost of sending additional test kits to customers. If not, please tell us why you did not accrue for these costs. Tell us how many additional kits were requested and the cost of those kits to date.

        You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Branch Chief

Cc: Livingston Haskell, General Counsel